Exhibit 10.23

March 1, 2007

Mr. Edmund DiSanto

56 High Ridge Road

West Hartford, CT 06117

Dear Ed:

I am pleased to confirm our offer to you to join American Tower Corporation (“American Tower” or the “Company”) in the position of Executive Vice President, Chief Administrative Officer and General Counsel effective April 1, 2007. In this position you will report directly to me as part of the executive management team and be based in our corporate office in Boston, MA. Below you will find a summary of this offer.

Cash Compensation

Effective upon your date of hire, your annualized base salary will be not less than three hundred fifty thousand dollars ($350,000.00) and your target cash bonus will be two hundred ten thousand dollars ($210,000.00), 60% of your base salary. Thereafter, future salary increments and bonus targets will be as recommended by me and approved by the Compensation Committee of the Company’s Board of Directors.

Long-Term Equity Incentive

In consideration of your acceptance of this offer, you will be recommended to receive a stock option grant to purchase 200,000 shares of the Company’s Class A common stock, subject to approval by the Compensation Committee, to be effective the first day of the month following the Compensation Committee’s first regularly scheduled meeting subsequent to your date of hire. Future grants of equity-based incentives will be as recommended by me for review and approval by the Compensation Committee. Each grant will be subject to the terms and conditions of the option agreement and other plan documents relating to American Tower’s stock option plans or equity based plans under which you will be eligible to be a participant and pursuant to which future grants will be made. Copies of plan documents will be provided to you after the initial grant has been approved.

Benefits

American Tower offers a comprehensive benefits package. As d benefit eligible employee, if you intend to participate in either the Medical, Dental or Reimbursement Plans you must complete and return the appropriate enrollment forms within the first 30 days of employment If you do not return enrollment forms within 30 days from your date of hire your next opportunity to enroll in these plans will be during annual open enrollment You will also be eligible to participate in the Company’s 401(k) program, group term life, and other employee benefit programs, including American Tower’s Flexible Time Off Policy (Flextime), which covers vacation, sick time and other paid time off. You will be eligible for 200 hours of Flextime per year of employment, which will accrue on a per pay period basis consistent with the policy.

Participation in all benefit programs must be in accordance with the terms of each plan and/or program. Included is a highlight brochure of these benefits.

Perquisites and Benefits

You will also be eligible for all executive benefits to the same extent as other similarly situated executives, including a $1,000 per month automobile allowance and reimbursement of your annual insurance premium for one automobile. You will also be eligible for parking in our building.

Relocation and Temporary Living Expenses

In order to facilitate a smooth transition to your new role, the Company also agrees to reimburse customary moving expenses incurred during your relocation up to $100,000, including brokerage fees, appraisals, inspections, legal, tax or accounting fees that may be associated with a sale of an old or purchase of a new residence, the move, mortgage fees and other closing and related costs. These expenses will be reimbursed through payroll upon receipt of evidence of expenses incurred. In addition, the Company will provide an income tax gross up to the actual expenses incurred. You will be eligible for these reimbursements for a period up to 24 months after your hire date. In addition, you will be eligible for the reimbursement of reasonable commuting expenses and a temporary living allowance of up to $2,000 per month for up to 12 months from your hire date.

Severance

If your employment with the Company is at any time terminated other than for Cause, or if you decide to leave the Company for Good Reason, you will receive severance benefits in accordance with those then available to similarly situated Executive Vice Presidents, in addition to amounts earned but not yet paid, and business expenses incurred but not yet reimbursed, including the following severance benefits:

a.	Bi-weekly payment of then-current salary prior to any reduction, if any, for 18 months after the date of termination and a pro-rated target cash bonus for the year of termination. If you are a “specified employee” as defined in, and pursuant to, Prop. Reg. § 1.409A-1(i) or any successor provision, on the date of the termination of your employment with ATC, then, notwithstanding any other provision contained within this letter, no payment will be made to you during the period lasting six (6) months from the date of such termination of employment unless ATC determines that there is no reasonable basis for believing that making such payment would cause you to suffer any adverse tax consequences pursuant to Section 409A. If any payment to you is delayed pursuant to the provisions of this paragraph, such delayed payment will instead be paid on or about the first regularly scheduled payroll date following the first business day following the expiration of the six (6) month period referred to within this paragraph.

b.	Company paid medical and dental benefits for 18 months following your termination which will run concurrent with COBRA coverage.

c.	Extension of your rights to exercise stock options following your termination will also be in accordance with similarly situated Executive Vice Presidents under the Company's then current employment and severance arrangements.

“Cause” is defined as willful or gross non-performance of duties or deliberate actions (including fraud) that reasonably could be expected to materially, adversely affect the Company, as determined in good faith by the ATC Board of Directors after notice and a reasonable opportunity to cure has been provided to you. “Good Reason” is defined as termination by you of your employment at any time within ninety days after (i) a material reduction in your responsibility from your current role or a reduced salary unrelated to the Company’s financial circumstances, (ii) a material or disproportionate reduction compared to other participants (and relative to your and such participants’ current levels) in your target cash bonus, long term equity incentives or benefits. (iii) a material change in the terms of, or termination of, those of this letter or this severance arrangement, or (iv) an unreasonable relocation of your principal office of more than fifty miles from our existing corporate office without your consent.

The aforementioned severance benefits are contingent on reaching a Separation and Release Agreement between you and the Company that would include customary and reasonable release, non-compete covenants restricting tile providing of services to competitors of the Company, confidentiality, non-solicitation and mutual non-disparagement clauses in effect for a period to be mutually agreed upon.

Ed, I am thrilled that you will be joining our executive team and that we will be working together again. Go Red Sox!

Best Regards,

/s/ James Taiclet
James Taiclet
Chief Executive Officer

Accepted

/s/ Edmund DiSanto